Exhibit 4.6
AMENDMENT TO
NAUTILUS, INC.
AMENDED AND RESTATED 2015 LONG-TERM INCENTIVE PLAN
This amendment amends the Amended and Restated 2015 Long-Term Incentive Plan (the “Plan”) of Nautilus, Inc. (the “Company”).
WHEREAS, the 2015 Long-Term Incentive Plan of the Company (the “Initial Plan”) (i) was approved by the Board of Directors on February 12, 2015 (and became effective on April 28, 2015 with shareholder approval at the 2015 Annual Meeting of the shareholders), and (ii) authorized an aggregate number of shares of common stock of the Company (the “Shares”) that may be granted pursuant to awards under the Plan equal to 1,300,000 plus any Shares reserved and available under the Company’s 2005 Long-Term Incentive Plan, as amended, or as to which an option award is forfeited on or after April 28, 2015 (collectively, the “Initial Shares”).
WHEREAS, the Initial Plan was amended and restated by the Board of Directors on March 19, 2020 (which amendment and restatement became effective on May 1, 2020 with shareholder approval at the 2020 Annual Meeting of the shareholders) to increase the Initial Shares by 2,000,000 Shares (such Shares together with the Initial Shares, the “Amended Share Number”).
WHEREAS, on May 18, 2022, the Board of Directors approved an amendment to the Plan to increase the Amended Share Number by 4,000,000 Shares (the “Amendment”), subject to shareholder approval.
WHEREAS, the shareholders of the Company approved the Amendment on August 2, 2022 at the 2022 Annual Meeting of the shareholders.
NOW, THEREFORE, effective as of August 2, 2022, the Plan is amended to increase the Amended Share Number by 4,000,000. Except as amended by this Amendment, the Plan remains in full force and effect in accordance with its terms.